SECURITIE ... SSION

02021775

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 50014 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED APR 05 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DYNASTY CAPITAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 SW Broadway Suite 960
(No. and Street)

| Portland | OR | 97205 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven F. Rosendahl, President (503) 227-1524
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beemer, Smith, Munro & Co., LLP
(Name — *if individual, state last, first, middle name*)

| 516 SE Morrison Street Suite 1000 | Portland | OR | 97214 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Steven F. Rosendahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynasty Capital Corporation, as of December 31, ~~19~~ 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

County of Multnomah
State of Oregon

Janice S. Miller
Notary Public
March 22, 2002

Steven F. Rosendahl
Signature

President
Title

OFFICIAL SEAL
JANICE S. MILLER
NOTARY PUBLIC-OREGON
COMMISSION NO. 343883
MY COMMISSION EXPIRES MARCH 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Dynasty Capital Corporation**
FINANCIAL STATEMENTS
December 31, 2001

BEEMER, SMITH, MUNRO & CO., LLP
*Certified Public Accountants and Business Advisors*

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
**Dynasty Capital Corporation**

We have audited the accompanying statement of financial condition of Dynasty Capital Corporation as of December 31, 2001, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynasty Capital Corporation as of December 31, 2001, and the results of its operations and its cash flow for the period then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental section at pages 10 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beemer, Smith, Munro & Co., LLP

March 13, 2002
Beemer, Smith, Munro & Co., LLP



RAN·ONE member
building business value
AICPA • OSCPA
516 SE Morrison Street - Suite 1000 Portland, Oregon 97214-2340
(503) 231-2800 FAX (503) 231-8474 cpa@bsmco.com www.bsmco.com

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER DYNASTY CAPITAL CORPORATION | N 3 | 100

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-50014 [98]
Consolidated [198]
Unconsolidated X [199]

### ASSETS

| | | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|---|
| 1. Cash | | $ 15,190 | 200 | | | $ 15,190 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | | |
| A. Clearance account | | | 295 | | | | |
| B. Other | | | 300 | $ | 550 | | 810 |
| 3. Receivables from non-customers | | | 355 | 12,000 | 600 | 12,000 | 830 |
| 4. Securities and spot commodities owned, at market value: | | | | | | | |
| A. Exempted securities | | | 418 | | | | |
| B. Debt securities | | | 419 | | | | |
| C. Options | | | 420 | | | | |
| D. Other securities | | | 424 | | | | |
| E. Spot commodities | | | 430 | | | | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | | |
| A. At cost $ | 130 | | | | | | |
| B. At estimated fair value | | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | | 460 | | 630 | | 880 |
| A. Exempted securities $ | 150 | | | | | | |
| B. Other securities $ | 160 | | | | | | |
| 7. Secured demand notes: market value of collateral: | | | 470 | | 640 | | 890 |
| A. Exempted securities $ | 170 | | | | | | |
| B. Other securities $ | 180 | | | | | | |
| 8. Memberships in exchanges: | | | | | | | |
| A. Owned, at market $ | 190 | | | | | | |
| B. Owned, at cost | | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | | 490 | 904 | 680 | 904 | 920 |
| 11. Other assets | | | 535 | 1,644 | 735 | 1,644 | 930 |
| 12. TOTAL ASSETS | | $ 15,190 | 540 | $ 14,548 | 740 | $ 29,738 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER DYNASTY CAPITAL CORPORATION as of 12/31/01

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 | $ | 147 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 156 |
| B. Other | | 1115 | | 1305 | | 154 |
| 15. Payable to non-customers | | 1155 | | 1355 | | 161 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 162 |
| 17. Accounts payable, accrued liabilities, expenses and other | 3,684 | 1205 | | 1385 | 3,684 | 168 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 169 |
| B. Secured | | 1211 | | 1390 | | 170 |
| 19. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 171 |
| 1. from outsiders $ [970] | | | | | | |
| 2. Includes equity subordination (15c3-1 (d)) of $ [980] | | | | | | |
| B. Securities borrowings, at market value: from outsiders $ [990] | | | | 1410 | | 172 |
| C. Pursuant to secured demand note collateral agreements: | | | | 1420 | | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. Includes equity subordination (15c3-1 (d)) of $ [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 3,684 | 1230 | $ | 1450 | $ 3,684 | 1760 |

### Ownership Equity

| | | | | |
|---|---|---|---|---|
| 21. Sole proprietorship | | | $ | 1770 |
| 22. Partnership (limited partners | $ | 1020 ) | | 1780 |
| 23. Corporation: | | | | |
| A. Preferred stock | | | | 1791 |
| B. Common stock | | | 10,000 | 1792 |
| C. Additional paid-in capital | | | 52,230 | 1793 |
| D. Retained earnings | | | (36,176) | 1794 |
| E. Total | | | 26,054 | 1795 |
| F. Less capital stock in treasury | | | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | | $ 26,054 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 29,738 | 1810 |

OMIT PENNIES



1/76

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** DYNASTY CAPITAL CORPORATION

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]
Number of months included in this statement 12 [3931]

## STATEMENT OF INCOME (LOSS)

### REVENUE

| | | | |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | | 3935 |
| b. Commissions on listed option transactions | | | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or (losses) on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | | 3955 |
| 5. Revenue from sale of investment company shares | | | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 76,057 | 3975 |
| 8. Other revenue | | 1,969 | 3995 |
| 9. Total revenue | $ | 78,026 | 4030 |

### EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | $ | | 4120 |
| 11. Other employee compensation and benefits | | | | | 4115 |
| 12. Commissions paid to other broker-dealers | | | | | 4140 |
| 13. Interest expense | | | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | | 4070 | | | |
| 14. Regulatory fees and expenses | | | | 310 | 4195 |
| 15. Other expenses | | | | 102,145 | 4100 |
| 16. Total expenses | | | $ | 102,455 | 4200 |

### NET INCOME

| | | | | | |
|---|---|---|---|---|---|
| 17. Net income (loss) before Federal income taxes and items below (item 9 less item 16) | | | $ | ( 24,429) | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | | -0- | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | | | 4222 |
| a. After Federal income taxes of | | 4238 | | | |
| 20. Extraordinary gains (losses) | | | | | 4224 |
| a. After Federal income taxes of | | 4239 | | | |
| 21. Cumulative effect of changes in accounting principles | | | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | | $ | ( 24,429) | 4230 |

### MONTHLY INCOME

| | | | |
|---|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | | 4211 |



3/78

BROKER OR DEALER DYNASTY CAPITAL CORPORATION

For the period (MMDDYY) from 01/01/01 to 12/31/01

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 20,483 | 4240 |
| A. Net income (loss) | | | ( 24,429) | 4250 |
| B. Additions (Includes non-conforming capital of | $ | 4262 ) | 30,000 | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 26,054 | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES



3/78

**Dynasty Capital Corporation**
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

| | |
|---|---|
| NET CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income (loss) | $(24,429) |
| Noncash expenses, revenues, losses and gains included in net income: | |
| --Depreciation and amortization | 1,348 |
| (Increase) decrease in: | |
| --Accounts and notes receivable | -- |
| --Prepaid expenses | -- |
| --Interest receivable | ( 1,322) |
| Increase (decrease) in: | |
| --Accounts payable | ( 5,000) |
| Net Cash Used in Operating Activities | (29,403) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| New loans made | ( 2,000) |
| Net Cash Used in Investing Activities | ( 2,000) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Payments on notes payable | (46,500) |
| Additional paid-in capital | 30,000 |
| Net Cash Used in Financing Activities | (16,500) |
| Net Increase (Decrease) in Cash And Cash Equivalents | (47,903) |
| CASH AND CASH EQUIVALENTS, beginning of year | 63,093 |
| CASH AND CASH EQUIVALENTS, end of year | $ 15,190 |

DYNASTY CAPITAL CORPORATION
Portland, Oregon

Notes to Financial Statements
December 31, 2001

## NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Dynasty Capital Corporation was incorporated on January 10, 1997 in Oregon. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides financial advisory services to small and mid-size companies.

### Revenue Recognition

Revenue from financial advisory fees is recorded when earned as provided in the contract with customers.

### Fixed Assets

Equipment is stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes cash on hand, cash in banks and cash equivalents. Cash equivalents include all highly liquid investment instruments purchased with a maturity of three months or less.

The Company uses the indirect method of reporting cash flows.

### Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Fair Value

The carrying value of all financial instruments approximate their fair values.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are generally charged to operations in the year incurred and totaled $-0- in 2001.

NOTE B: ACCOUNTS RECEIVABLE FROM CLIENTS

Accounts receivable from clients arise from the normal course of business and include financial advisory fees of $-0- at December 31, 2001.

NOTE C: FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2001 consist of:

| | |
|---|---|
| Furniture and fixtures | $ 805 |
| Computer equipment | 6,166 |
| | 6,971 |
| Less: Accumulated depreciation | (6,067) |
| | $ 904 |

Depreciation expense was $1,348 for the year ended December 31, 2001.

NOTE D: NOTES RECEIVABLE

On December 31, 2001, the Company accepted a promissory note from Nicholas I. Goyak for $12,000 in exchange for cash loaned to him. As of December 31, 2000, $10,000 was loaned, and in January 2001 an additional $2,000 was loaned. The note and interest at 10 percent was due on May 1, 2001. This note is unsecured. No payments were received in 2001. Interest in the amount of $1,200 was accrued on this note in 2001.

NOTE E: NOTE PAYABLE TO SHAREHOLDER

The Company owes a shareholder $3,459 as of December 31, 2001. This loan is unsecured.

NOTE F: CAPITAL STOCK

Capital stock at December 31, 2001 consists of:

| | |
|---|---|
| 10,000 shares of no par value common stock authorized, 1,000 shares issued and outstanding. | $ 10,000 |
| Additional paid-in capital. | 52,230 |
| | $ 62,230 |

NOTE G: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $11,506, which was $6,506 in excess of its required net capital of $5,000. The Company's net capital ratio was .32 to 1.

SUPPLEMENTAL INFORMATION

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER DYNASTY CAPITAL CORPORATION as of 12/31/01

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 26,054 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital [19] | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 26,054 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 26,054 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17] | $ 14,548 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 14,548 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions [20] | | | $ 11,506 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities [18] | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( ) | 3740 |
| 10. | Net Capital | | | $ 11,506 | 3750 |

OMIT PENNIES

3/78

BROKER OR DEALER DYNASTY CAPITAL CORPORATION as of 12/31/01

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 246 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 5,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ 6,506 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 11,138 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 3,684 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 19. | Total aggregate indebtedness | | | $ 3,684 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % .3202 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | 3910 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | 3920 |

OMIT PENNIE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA



**BROKER OR DEALER** DYNASTY CAPITAL CORPORATION **as of** 12/31/01

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .......... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .......... X [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .......... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |

TOTAL $ ______ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| WITHDRAWAL CODE: | DESCRIPTION |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |
| 4. | 15c3-1(c)(2)(iv) Liabilities |

3/78

**Dynasty Capital Corporation**
Reconciliation of the Computation of Net Capital Under Rule 15c3-1
As of December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2001)

| | |
|---|---|
| Total ownership equity from statement of Financial Condition, as reported in Company's Part II FOCUS report (Unaudited) | $ 23,658 |
| Change in notes receivable | 12,000 |
| Change in other assets | ( 11,379) |
| Change in accounts payable, accrued liabilities, expenses and other | 1,775 |
| **Total ownership equity per audit** | $ 26,054 |
| Net capital, as reported in Company's Part II FOCUS report (Unaudited) | $ 9,084 |
| Increase (decrease) in allowable assets | 647 |
| Decrease (increase) in allowable liabilities | 1,775 |
| **Net capital per audit** | $ 11,506 |

BSM &Co.

**BEEMER, SMITH, MUNRO & CO., LLP**

*Certified Public Accountants and Business Advisors*

The Board of Directors
**Dynasty Capital Corporation**

In planning and performing our audit of the financial statements and supplemental schedules of Dynasty Capital Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's



RAN·ONE building business value | member

AICPA • OSCPA
516 SE Morrison Street - Suite 1000 Portland, Oregon 97214-2340
(503) 231-2800 FAX (503) 231-8474 cpa@bsmco.com www.bsmco.com

above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beemer, Smith, Munro & Co., LLP

Beemer, Smith, Munro & Co., LLP
March 13, 2002

**DYNASTY CAPITAL CORPORATION**
Portland, Oregon

**FINANCIAL STATEMENTS**
For the Year Ended
December 31, 2001